UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*
___________________________

Mission Produce, Inc.
(Name of Issuer)
___________________________

Common Stock, par value $0.001 per share
(Title of Class of Securities)

60510V108
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)
___________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

|

CUSIP No.: 60510V108
1.	Name of Reporting Person: Luis A. Gonzalez
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Peru Italy
Number of Shares Beneficially Owned By Each Reporting Person With:	5 Sole Voting Power: 8,333 (1) 6. Shared Voting Power: 10,368,980 (2) 7. Sole Dispositive Power: 8,333(1) 8. Shared Dispositive Power: 10,368,980 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,377,313 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented By Amount In Row (9): 14.7% (3)
12.	Type of Reporting Person: IN
(1) Represents restricted stock units held by Mr. Gonzalez.
(2) Represents shares of common stock held by Beldar Enterprises. Mr. Gonzalez and his spouse, Rosario Del Pilar Vallejos Hinojosa, share power to vote and dispose the shares held by Beldar Enterprises. Ms. Vallejos Hinojosa has full pecuniary interest in the shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.
(3) Based on 70,550,922 outstanding shares of common stock as of 12/31/2020.

CUSIP No.: 60510V108
1.	Name of Reporting Person: Rosario del Pilar Vallejos Hinojosa
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Peru
Number of Shares Beneficially Owned By Each Reporting Person With:	5 Sole Voting Power: 1,339,776 (1) 6. Shared Voting Power: 10,368,980 (2) 7. Sole Dispositive Power: 1,339,776 (1) 8. Shared Dispositive Power: 10,368,980 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,708,756 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
11.	Percent of Class Represented By Amount In Row (9): 16.6% (3)
12.	Type of Reporting Person: IN
(1) Represents shares of common stock held by Ms. Vallejos Hinojosa.
(2) Represents shares of common stock held by Beldar Enterprises. Ms. Vallejos Hinojosa and her spouse, Mr. Gonzalez, share power to vote and dispose the shares held by Beldar Enterprises. Ms. Vallejos Hinojosa has full pecuniary interest in the shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.
(3) Based on 70,550,922 outstanding shares of common stock as of 12/31/2020.

Item 1.    (a)    Name of Issuer:

Mission Produce, Inc.

(b)    Address of Issuer's Principal Executive Offices:

2710 Camino Del Sol
Oxnard, CA 93030

Item 2.    (a)    Name of Person Filing:

Luis A. Gonzalez
Rosario del Pilar Vallejos Hinojosa

(b)    Address or Principal Business Office or, if none, Residence:

2710 Camino Del Sol
Oxnard, CA 93030

(c)    Citizenship or Place of Organization:

Luis A. Gonzalez – Peru and Italy
Rosario del Pilar Vallejos Hinojosa - Peru

(d)    Title of Class of Securities:

Common

(e)    CUSIP Number:

60510V108
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Mr. Gonzalez	Ms. Vallejos Hinojosa
(a)	Amount beneficially owned:	10,377,313	11,708,756
(b)	Percent of class:	14.7%(2)	16.6%(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	8,333	1,339,776
	(ii) Shared power to vote or to direct the vote:	10,368,980(2)	10,368,980
	(iii) Sole power to dispose or to direct the disposition of:	8,333	1,339,776
	(iv) Shared power to dispose or to direct the disposition of:	10,368,980(2)	10,368,980
(1) Based on 70,550,922 shares of common stock outstanding as of 12/31/20.
(2) Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.
Ownership of Five Percent or less of a Class:
Not applicable.

Item 5.    Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 6.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 7.    Identification and Classification of Members of the Group:

Not applicable.

Item 8.    Notice of Dissolution of Group:

Not applicable.

Item 9.     Certifications:

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2021	Luis A. Gonzalez /s/ Luis A. Gonzalez Rosario del Pilar Vallejos Hinojosa /s/ Rosario del Pilar Vallejos Hinojosa

|